STATE BANK OF INDIA
REPRESENTATIVE OFFICE
INDIA'S LARGEST BANK
2001 PENNSYLVANIA AVENUE, N.W., SUITE 625
WASHINGTON, D.C. 20006
TELEPHONE - (202) 223-5579
(202) 223-9661
FAX (202) 785-3739

02028677

FILE #82.4524

April 16, 2002

The Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 24 2002 WASH., D.C. 152

Dear Sir:

PROCESSED MAY 14 2002 THOMSON FINANCIAL

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs)
CUSIP # 856552104
LISTING AGREEMENT CLAUSE 35

We enclose for your information & necessary action letter #.CO/S&B/VK/2002/1280 dated April 12, 2002 along with its enclosures, contents of which are self-explicit. We are also enclosing a self-addressed stamped envelope for your convenience to enclose a receipt to our office.

2. I shall be glad if your office could kindly send us back the duplicate copy of the letter by affixing your office stamp confirming receipt of the same as an acknowledgment, for use at our Indian office.

Sincerely,

Om ~~P Bhatt~~
Representative

Encl: as above

<securities>

dlw 4/29

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 1280 April 12, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/1270 dated the April 12, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/1270 April 12, 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March, 2002. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	26864289	5.10
2. Unit Trust of India	14428083	2.74
FIIs/OCBs		
1. The Bank of New York (As Depository for GDRs)	41538018	7.89
2. Emerging Markets Growth Fund Inc.	8498900	1.61
Total holding FIIs/OCBs/NRIs	102194457	19.41

2. We also enclose a copy of distribution schedule of the Bank's equity as on 31.03.2002.

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True copy

FILE:CL350302 05-Apr-2002

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 31/03/2002
DATE OF REPORT : 05/04/2002

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Formoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	22720692	4.32
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	352211166	66.92
c.	FIIs/OCBs	101959310	19.37
	Sub-Total	476891168	90.61
4	Others		
a.	Private Corporate Bodies	7706114	1.46
b.	Indian Public	41426852	7.87
c.	NRIs	235147	0.04
d.	Trust/Foundations	39597	0.01
	Sub-Total	49407710	9.39
	GRAND TOTAL -	526298878	100.00

DSCH3132.WKS

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	707833	99.576%	387090820	7.355%
5001	10000	1560	0.219%	11901700	0.226%
10001	20000	632	0.089%	9325410	0.177%
20001	30000	208	0.029%	5190700	0.099%
30001	40000	87	0.012%	3085080	0.059%
40001	50000	73	0.010%	3427460	0.065%
50001	100000	119	0.017%	8794850	0.167%
100001	Above	334	0.047%	4834172760	91.852%
TOTAL		710846	100.000%	5262988780	100.000%

DEMAT

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

DEMAT

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	145875	20.521%	102500460	1.948%
5001	10000	1205	0.170%	9308340	0.177%
10001	20000	528	0.074%	7831010	0.149%
20001	30000	163	0.023%	4099550	0.078%
30001	40000	74	0.010%	2650420	0.050%
40001	50000	67	0.009%	3166560	0.060%
50001	100000	109	0.015%	8099590	0.154%
100001	Above	322	0.045%	1518551500	28.853%
TOTAL		148343	20.869%	1656207430	31.469%
ADD: PHYSICAL SHARES		562503	79.131%	3606781350	68.531%
GRAND TOTAL		710846	100.000%	5262988780	100.000%

PHYSICAL

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2002

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	561958	79.055%	284590360	5.407%
5001	10000	355	0.050%	2593360	0.049%
10001	20000	104	0.015%	1494400	0.028%
20001	30000	45	0.006%	1091150	0.021%
30001	40000	13	0.002%	434660	0.008%
40001	50000	6	0.001%	260900	0.005%
50001	100000	10	0.001%	695260	0.013%
100001	Above	12	0.002%	3315621260	62.999%
TOTAL		562503	79.131%	3606781350	68.531%
ADD: DEMAT SHARES		148343	20.869%	1656207430	31.469%
GRAND TOTAL		710846	100.000%	5262988780	100.000%

LN

DSCH3132.WKS

TABLE II
NAME OF SHARE HOLDER AND
SHARES HELD BY THE
FOLLOWING, viz.

		Name of Share Holder	No of Shares	% to tot no. of shares
		(1)	(2)	(3)
(a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions		
		- Instn. Investors (FII)	101959310	19.373%
	(iii)	Foreign Nationals	-	-
	(iv)	Non-Resident Indians	235147	0.045%
		TOTAL	102194457	19.418%
(b) Govt/Govt sponsored Financial Institutions	(i)	Life Insurance Corpn. of India	26864289	5.104%
	(ii)	Unit Trust of India	14428083	2.741%
	(iii)	Industrial Fin. Corpn. of India	498200	0.095%
	(iv)	Industrial Dev. Bank of India	5055049	0.960%
	(iv) a.	- SIDBI	1015000	0.193%
	(v)	Indst Credit & Inv Corp of India	1650	0.000%
	(vi)	Gen.Ins. Corpn. of India & Sub.	2564215	0.487%
	(vii)	Nationalised Banks	373763	0.071%
	(viii)	Government Companies	-	-
	(ix)	Central Government (RBI)	314338700	59.726%
	(x)	State Government	101632	0.019%
	(xi)	State Financial Corporations	-	-
		TOTAL	365240581	69.398%
(c) Bodies Corporate	(i)	Holding Companies	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other Bodies Corporate		
		- Domestic Companies	9104782	1.730%
		- Mutual Funds	8292609	1.576%
		TOTAL	17397391	3.306%
(d) Directors & their relatives		As defined in Sec.6 of the Companies Act, 1956.		N/A

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary and Manager	Official relationship to the Company	Number of shares
Shri Janki Ballabh	Chairman	150
Dr S Ramani	Director	800
Dr I G Patel	Director	500
Shri Ajay G Piramal	Director	806
Shri R Prabhakar Rao	Director	
Shri C N Ramachandran	Director	
Shri Prithvi Raj Khanna	Director	500
Shri Shantha Raju	Director	110
Shri K P Jhunjhunwala	Director	
Shri S Govindarajan	Director	
Shri Y Radhakrishnan	Director	53
Shri E K Thakur	Director	

Certified correct.

Signature of
Managing Director/
Secretary